UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company
Item 2.	Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 3.	Date of Material Change

June 28, 2006

Item 4.	News Release

The Press Release dated June 28, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 5.	Summary of Material Change

The Company reported the completion of the initial exploration of seven gold-silver properties under its strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. in Maricunga, Chile.

Item 6.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 7.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 8.	Omitted Information

Not Applicable.

Item 9.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 10.	Date of Report

Dated at Vancouver, BC, this 28 day of June 2006.

SCHEDULE “A”

For Immediate Release: June 28, 2006

EXPLORATION IDENTIFIES POTENTIAL FOR LARGE SCALE GOLD SYSTEM

AT CASPICHE IN CHILE

Vancouver, B. C., June 28, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB), has completed its initial exploration of seven gold-silver properties under its strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A., (collectively Anglo American) in Maricunga, Chile. Results from the program suggest that the 14.9 square kilometre Caspiche Project has excellent potential to host large scale gold mineralization.

Caspiche is in the Maricunga District of Chile, located 10 kilometres north of the Cerro Casale gold-copper deposit (22 million ounces gold) controlled by Bema Gold Corp. and Arizona Star Resource Corp., and 10 kilometres south of the Refugio gold mine (6 million ounces gold) owned by Kinross Gold Corp. and Bema Gold Corp. Anglo American and, later, Newcrest Mining Ltd. explored the Caspiche property at the time of depressed gold prices in the late 1990s, prior to Newcrest’s withdrawal from international exploration.

Previous exploration at Caspiche was focused on porphyry-style gold-copper mineralization. It defined two principal zones: Caspiche Central and Caspiche III, situated 2.5 kilometres to the east. Exeter’s recent geological mapping has encountered higher-grade, high sulphidation type epithermal mineralization at Caspiche III, preserved in a down faulted block. Higher gold grades were reported in the final Newcrest drillholes in this target area, and Exeter is currently attempting to acquire these historical data. This target area is considered similar geologically to the nearby 2 million ounce La Coipa gold-silver mine and will be the focus of Exeter’s initial exploration drilling.

Previous, widely-spaced, drilling at Caspiche Central returned significant intersections of mineralized and hydrothermally altered volcanic rocks. The porphyry-style gold system is more deeply eroded than the nearby Caspiche III high sulphidation system. Some holes bottomed in mineralization. Highlights included:

Anglo American/Newcrest Caspiche Drilling Highlights

Drill Hole No.	From (metres)	To (metres)	Interval (metres)	Gold (g/t)	Copper (g/t)
CDH-2b	64	134	70	0.4	0.02
	134	154	20	0.9	0.6
	154	274	120	0.5	0.3
CDH-3	28	104	76	0.5	0.01
	104	172	68	0.4	0.2
	172	326	154	0.6	0.2
CDH-5	0	56	56	1.0	0.02
	56	126	70	0.5	0.01
	126	200	74	0.5	0.2
CDH-12	40	50	10	0.5	0.0
	50	64	14	0.4	0.0
	98	144	46	0.6	0.2
SHC-5	2	48	46	1.0	n/a
including	2	18	16	1.7	n/a
CDH-13	214	240	26	0.6	0.3
CDH-14	48	56	8	1.2	0.01
	100	120	20	0.5	0.2
	120	150	30	0.7	0.01

Exeter is near to completing its initial exploration assessment of Caspiche. It is now formulating a 1500 metre drilling program to be undertaken later this year when weather is more favourable for exploration.

Based upon the results of the initial exploration, five of the seven properties originally covered by the strategic agreement with Anglo American have now been reverted to Anglo American. Anglo American has extended until January 31, 2007 the time by which Exeter must complete 1500 metres of drilling and expenditures of US$250,000 under the agreement.

Quality Control and Assurance

Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, has supervised the preparation of the technical information contained in this news release. Although believed to be accurate, results presented in this news release are from drilling that was not supervised by Exeter. Intersections reported are understood to be core lengths and may not be representative of the true widths of mineralization.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery of epithermal gold and silver properties in Argentina and Chile. The current, four-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties in Santa Cruz, Rio Negro and Chubut provinces. Results from drilling on one of these properties, the Verde Silver Project, will be available shortly.

In Chile, Exeter is prospecting some 50 gold and silver targets under strategic agreements with Rio Tinto Mining and Exploration Limited.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera de Mantos Blancos S.A. (collectively Anglo American) on epithermal gold properties.

You are invited to visit the Exeter web site at www.exeterresource.com

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations		Suite 301, 700 West Pender Street
Tel: 604.688.9592	Fax: 604.688.9532	Vancouver, B.C. Canada V6C 1G8
Toll-free: 1-888-688-9592		exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 referring to the current and future size, development, and commercial viability of the Company’s projects. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date June 28, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director